Equity LifeStyle Properties, Inc. Two North Riverside Plaza Chicago, Illinois 60606 (312) 279-1400 Fax (312) 279-1710 www.equitylifestyle.com

May 24, 2012

VIA EDGAR AND FEDEX

Ms. Cicely LaMothe

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Equity LifeStyle Properties, Inc. Form 10-K for the fiscal year ended

December 31, 2011, Filed February 29, 2012, File No. 1-11718

Dear Ms. LaMothe:

The following is the response of Equity LifeStyle Properties, Inc. (the “Company,” “we,” or “our”) to the comment made by the staff of the United States Securities and Exchange Commission (the “Staff”) in your letter to Ms. Marguerite Nader dated May 15, 2012.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 41

Comment 1:	We note your response to prior comment 2. Please tell us your basis for excluding property management expenses from your total property operating expenses within your MD&A discussions. In your response, please address why you believe that property management costs are not directly related to your property operations segment and how excluding this information is meaningful to both investors and management. Further, please address how such amount may not be indicative of the portfolio’s recurring annual cash flows.

Response:

Our Results of Operations table in our MD&A discussions on page 41, calculates income from property operations both with and without property management expenses. Our property management expenses include expenses associated with certain support functions that are not direct costs of operating the properties. As an example, the expenses associated with indirect costs such as off-site payroll and certain administrative and professional expenses are included with property management expenses. Therefore, we believe presenting income from property operations with a deduction for property management expenses to be indicative of the recurring annual cash flow of the portfolio of properties under our management.

Our current presentation is reflective of managements’ view of the business as well as feedback we have received from investors to understand income from property operations both with and without property management expenses.

In connection with our response to comments received on May 15, 2012 from the Staff pertaining to our Form 10-K for the fiscal year ended December 31, 2011, we acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please feel free to contact me at 312-279-1486.

EQUITY LIFESTYLE PROPERTIES, INC.

/s/ Marguerite Nader

President & Chief Financial Officer

Cc:	Robert Langer, Ernst & Young, LLP

Jonathan Dorr, Ernst & Young LLP

Larry Medvinsky, Clifford Chance US LLP

Kristina Fink, Clifford Chance US LLP